CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

July 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Asen Parachkevov, Esq.

Lauren Hamilton

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc.

Registration Statement on Form N-2 (File No. 333-195070)

Dear Mr. Parachkevov:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the requests for certain undertakings by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which were communicated to the Company via telephone on May 5, 2016, with respect to the Company’s registration statement on Form N-2 (File No. 333-195070) last filed with the SEC on March 31, 2016 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in Post-Effective Amendment No. 7 to the Registration Statement filed herewith.

Legal Comments

1.	The Staff notes that the Company has revised the disclosure regarding its investment focus. Please explain the Company’s rationale for the revisions.

Response: The Company’s investment focus remains the same. The revised language provides more specificity regarding our investment focus. Specifically, the Company provides financing to lower middle market companies. The middle market is a broad range of size of businesses, therefore, specifying the lower middle market more accurately reflects our historical and current investment focus. In addition, we have provided additional details to clarify that the first lien loans include “unitranche” loans and described how a “unitranche” loan may expose the Company to risks associated with second lien or subordinated loans. Lastly, while we have existing CLO equity investments, we do not expect to invest in residual interests, or equity, of collateralized loan obligations going forward.

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July 5, 2016

2.	With regard to the Company’s investment strategy, which includes making secured, unsecured and unitranche investments, please expand the current risk factor disclosure to include reference to the risks associated with bankruptcy cases. Specifically, please disclose that it is unclear whether a bankruptcy court would enforce an agreement among lenders which sets the priority of payments among unitranche lenders.

Response: The Company has revised the disclosure accordingly. See pages 33 and 34 of Post-Effective Amendment No. 7.

3.	Confirm that all of the Company’s wholly-owned and substantially-owned subsidiaries are consolidated in the Company’s financial statements.

Response: The Company confirms that it consolidates all of its wholly-owned and substantially-owned subsidiaries that are required to be consolidated in the Company’s consolidated financial statements.

4.	In the fees and expenses table, confirm in the response letter that the assumed level of borrowings used to compute the percentages in the table are the same amount of borrowings disclosed throughout the Prospectus.

Response: The Company advises the Staff that the Company has assumed the amount of borrowings consistent with the amounts disclosed throughout the Prospectus in order to compute the expense percentage in the Fees and Expenses table.

5.	In the fees and expenses table, include all fees and expenses associated with the Logan JV in the line item for acquired fund fees and expenses.

Response: The Company has revised the disclosure consistent with this comment.

6.	In the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” the Staff notes that reference is made to “nominal realized gain.” Please clarify in the response letter what is meant by the term “nominal”.

Response: The Company advises the Staff that the term “nominal” represents an amount that is less than $50,000.

7.	For each industry in which the Company has substantial exposure to through its investments, include a risk factor describing the risks associated with an investment in that industry.

Response: The Company has revised the disclosure accordingly. See pages 37 and 38 of Post-Effective Amendment No. 7.

8.	Confirm whether “internal rate of return” is a measure that is compliant with generally accepted accounting principles, or GAAP.

Response: The Company confirms that the “internal rate of return” disclosed in the Prospectus is in accordance with GAAP.

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July 5, 2016

9.	With regard to the fees due to the Company from Greenway and Greenway II, clarify in the response letter whether these amounts have been settled and how often these amounts are settled.

Response: The Company advises the Staff that of the $0.6 million fees related to Greenway and Greenway II due to the Company as of December 31, 2015, substantially all of these amounts have been collected by the Company except for $0.05 million due from Greenway and $0.1 million due from Greenway II. The Company further advises the Staff that the fees due to the Company from Greenway and Greenway II typically settle one month following the end of each fiscal quarter.

10.	In the section titled “Quantitative and Qualitative Disclosures about Market Risk” please add disclosure noting that an increase in interest rates could lead to an increased likelihood of defaults by the Company’s portfolio companies.

Response: The Company advises the Staff that it currently discloses the Company’s exposure to the risks associated with fluctuations in interest rates in the risk factor titled “We are exposed to risks associated with changes in interest rates, including fluctuations in interest rates which could adversely affect our profitability.” The Company has revised this risk factor to include a statement regarding the increase in likelihood of defaults in the portfolio. See page 19 of Post-Effective Amendment No. 7.

11.	In the Senior Securities table, please include an additional set of rows to provide for the sum of all senior securities for each fiscal year.

Response: The Company has revised the disclosure accordingly. See page 103 of Post-Effective Amendment No. 7.

Accounting Comments

1.	In the Fees and Expenses section, under the heading “Example” include a separate example that assumes that the 5% annual return consists entirely of capital gains.

Response: The Company has revised the disclosure accordingly. See page 13 of Post-Effective Amendment No. 7.

2.	Please represent to the Staff that the Company will update the Fees and Expenses table should the assumptions change.

Response: The Company represents that it will include an updated Fees and Expenses table in a prospectus supplement used in connection with an offering of securities under the Registration Statement if the assumptions underlying the table change and the Fees and Expenses table is material to investors in the securities being offered.

3.	With regard to the Company’s unfunded commitments, please confirm that the Company believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments that are currently outstanding. In addition, please explain how the Company plans to satisfy its unfunded commitments.

Response: The Company confirms and represents to the Staff that it believes that its assets will provide adequate cover to satisfy its unfunded commitments. The Company advises the Staff that it will use a

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July 5, 2016

combination of cash on hand, proceeds from sold/liquidated investments, or borrowings under its credit facility to cover its unfunded commitments. As disclosed in Note 9 to the Company’s Consolidated Financial Statements, as of March 31, 2016 and December 31, 2015, the Company had approximately $8.0 million and $8.9 million of unfunded commitments to its portfolio companies outstanding, respectively, excluding the Logan JV.

4.	With regard to the Company’s unfunded commitments, please disclose each unfunded commitment separately by portfolio company.

Response: The Company will comply with the comment on a forward going basis, beginning with its quarterly report on Form 10-Q for the period ending June 30, 2016.

5.	Please confirm that all of the entities that are consolidated in the Company’s financial statements are specifically named in the notes to the consolidated financial statements.

Response: The Company confirms that each of the entities that it consolidates in its financial statements is specifically identified in the notes to its consolidated financial statements with the exception of THL Credit SBIC, LP and THL Credit SBIC GP, LLC. The Company advises the Staff that it does not specifically identify these two entities because neither entity has any assets or operations and the Company intends to dissolve both entities.

6.	In the portfolio companies table and the schedule of investments, where the interest rate for the Company’s debt investment is determined using a reference rate and spread, disclose either (1) the interest rate at the end of the applicable period or (2) the value of the reference rate at the end of the period for each reference rate used in the schedule.

Response: The Company advises the Staff that the interest rate for each investment tied to a rate index is currently expressed in the portfolio companies table and the schedule of investments included in the Prospectus both as (1) the interest rate in effect as of the date of the table and (2) as a formula referencing the applicable interest rate index. See pages 105 through 111 of Post-Effective Amendment No. 7.

7.	In Exhibit 99.1, please revise the column headings to reflect that the most recent information provided is for the year ended December 31, 2015.

Response: The Company has revised the exhibit accordingly. See exhibit 99.1 to Post-Effective Amendment No. 7.

8.	The Staff refers to its Accounting Comment No. 6 above. Please apply this comment to the schedule of investments held at the Logan JV as well.

Response: The Company advises the Staff that the interest rate for each investment tied to a rate index is currently expressed in the schedule of investments held at the Logan JV included in the Prospectus both as (1) the interest rate in effect as of the date of the table and (2) as a formula referencing the applicable interest rate index. See pages F-97 through F-100 of Post-Effective Amendment No. 7.

9.	The Staff notes the disclosure in footnote 2 to the Logan JV Loan Portfolio table as of December 31, 2015. Please explain in the response letter how the fair value of these investments is determined.

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July 5, 2016

Response: The Company advises the Staff that it determines the fair value of its investment in the Logan JV as a portfolio company. As such, the Company values its equity investment in the Logan JV based on an assessment of its net asset value utilizing the fair value of the Logan JV’s portfolio companies determined by the Logan JV’s investment committee. The Logan JV’s investment committee determines the fair value of its portfolio in the following manner:

•	Investments, for which market quotations are readily available, are valued using market quotations, which are generally obtained from an independent pricing service or broker dealers or market makers.
•	With respect to investments for which market quotations are not readily available or not considered to be the best estimate, the Logan JV develops a valuation for each investment in its portfolio.
¡	The types of factors that the Logan JV may take into account in fair value pricing its investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.
¡	The Logan JV generally utilizes an income approach to value its debt investments and a combination of income and market approaches to value equity investments, if applicable.
¡	With respect to unquoted securities, the Logan JV, in certain circumstances in consultation with independent third party valuation firms, values each investment considering, among other measures, discounted cash flow models, comparisons of financial ratios of peer companies that are public and other factors.

10.	Please confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied.

Response: The Company has undertaken an analysis related to Rules 3-09 or 4-08(g) of Regulation S-X and confirms that no additional financial disclosure relating to its investment portfolio is required to be included as a result thereof, other than is already included in the Prospectus.

11.	Further to the Staff’s Accounting Comment No. 10, please confirm in the response letter whether the Company has performed each of the three tests outlined in Rule 1-02(w) of Regulation S-X.

Response: The Company has undertaken performed the analysis pursuant to each of the three tests outlined in Rule 1-02(w) of Regulation S-X and confirms that no additional financial disclosure relating to its investment portfolio is required to be included as a result thereof, other than is already included in the Prospectus. The Company confirms that it will continue to perform the analysis required by Rule 1-02(w) of Regulation S-X on a quarterly basis and will include any additional financial disclosure in accordance therewith as required.

12.	The Staff notes the item for amounts due from affiliates in the Company’s Consolidated Statement of Assets and Liabilities. Please confirm whether the Company has received payment for this amount.

Response: The Company confirms that other than the amounts outstanding disclosed in the Company’s response to Legal Comment No. 8 that the Company received payment for all amounts due from affiliates as of December 31, 2015 during the quarter ended March 31, 2016.

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July 5, 2016

13.	Clarify in the response letter whether the Company considers its CLO investments to be qualifying assets. The Staff notes that certain CLO investments in the Company’s schedule of investments are not labeled as non-qualifying investments.

Response: The Company advises the Staff that it treats its CLO investments as non-qualifying assets and will ensure that this is clarified in the disclosure beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2016.

14.	General and administrative expenses represent over 5% of total expenses. Is there any individual expense representing more than 5% of total expenses included in this caption? If so, these expenses should be disclosed separately in accordance with Regulation S-X, Article 6-07.2(b).

Response: The Company confirms that all individual expense items that are greater than 5% of total expenses are broken out in the consolidated statements of operations. Due to the lack of significance of the individual general and administrative expense items, the Company does not believe that providing detail in the notes to the financial statements of the individual expenses included within the general and administrative expenses line item provides any significant further value to its investors.

15.	In the Company’s consolidated schedule of investments, disclose the total percentage of the Company’s investments that is in qualifying assets.

Response: The Company will revise the disclosure accordingly on a forward going basis beginning with its quarterly report on Form 10-Q for the period ending June 30, 2016.

16.	In the Company’s consolidated schedule of investments, revise the table to break out warrant investments separately from other types of equity investments.

Response: The Company will revise its consolidated schedule of investments accordingly on a forward going basis beginning with its quarterly report on Form 10-Q for the period ending June 30, 2016.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus